Exhibit 23.1

[KPMG LLP LETTERHEAD]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Electronic Arts Inc.

We consent to the use of our report dated May 24, 2017, with respect to the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of April 1, 2017 and April 2, 2016, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended April 1, 2017, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 1, 2017, incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

/s/ KPMG LLP
Santa Clara, California
November 9, 2017